EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Wendell Potter, Media Relations: 215.761.4450, or
Greg Deavens, Investor Relations: 215.761.6128

CIGNA Provides Details of Previously Announced
Health Care Restructuring Charge

PHILADELPHIA, January 7, 2003 — CIGNA Corporation (NYSE: CI) reported today that implementation of CIGNA HealthCare’s previously announced restructuring plan would result in an after-tax charge of $98 million ($150 million, pre-tax) for the fourth quarter of 2002.

The amount of the charge is consistent with the Company’s October 28, 2002 disclosure that it would be taking a number of steps to improve the operational and financial performance of its health care business, including significant cost reductions.

The initiatives undertaken by CIGNA HealthCare include a realignment and consolidation of the sales organization, centralization of medical management resources and streamlining of non-service support functions. As part of this effort, CIGNA HealthCare expects to eliminate approximately 3,900 positions, which will yield a net workforce reduction of 3,250 employees. This includes 700 staff reductions completed in November 2002 and 2,150 in the first quarter of 2003, beginning today. The balance of the reductions will be completed by year-end 2003. In addition to improving sales and medical management efficiency and effectiveness, these realignment actions are expected to yield cost savings of approximately $100 million after-tax in 2003.

“Our restructuring efforts will put us in a better position to deliver quality solutions to our customers and members and strengthen our relationships with the provider community, as we improve our cost structure,” said Patrick E. Welch, President of CIGNA HealthCare. “In addition, we are improving our customer service capabilities and we have increased staffing to ensure the delivery of quality service.”

The $98 million after-tax charge includes severance and facilities costs related to staffing reductions and other consolidation activities.

“We are committed to improving the operational and financial performance and competitive position of our health care business,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer. “The actions we are taking are important and necessary steps toward achieving our operational and financial objectives.”

CIGNA will release its fourth-quarter results on Friday, February 7, 2003 and its management will review those results and discuss the outlook for full-year 2003 on a conference call that will take place at 8:30 a.m. EST that morning.

CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; group life, accident and disability insurance; retirement products and services; and investment management. Web site: http://www.cigna.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. For example, this press release includes forward-looking information regarding, among other things, anticipated cost savings in 2003. Forward-looking statements may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.	increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;
3.	difficulties in implementing the realignment of heath care operations and achievement of customer service improvements, additional operational efficiencies and additional cost savings;
4.

the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding London market reinsurance, other litigation challenging CIGNA’s businesses and the outcome of pending government proceedings;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
6.	significant reductions in customer retention;
7.	significant changes in interest rates;
8.	significant changes in the financial strength ratings of CIGNA's insurance subsidiaries;
9.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk) and adjustments to the reserve assumptions used in estimating CIGNA’s liabilities for these reinsurance contracts;

10.

significant stock market declines, which could, among other things, reduce results in CIGNA's retirement business and result in increased pension expenses in future periods and the recognition of additional pension obligations;

11.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;
12.	changes in federal income tax laws; and
13.	risk factors detailed in CIGNA's Form 10-Q for the third quarter of 2002, including the Cautionary Statement in Management's Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

###